                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004
                        Commission File Number: 001-13382
                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                    Form 20-F                Form 40-F  X
                             -----                    -----

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No  X
                             -----                    -----

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

        This report on Form 6-K is being filed to furnish (i) a Material Change Report filed by Kinross Gold Corporation with respect to a news release issued November 9, 2004 announcing the signing of a letter of intent with Rio Tinto European Holdings Limited to purchase Rio Tinto's 51% interest in the Paracatu gold mine in Brazil and (ii) a Material Change Report filed by Kinross with respect to a news release issued November 15, 2004 discussing the adoption of a new methodology for allocating goodwill and the recognition of an $143.0 million impairment of the goodwill associated with Kinross' interest in the Paracatu gold mine during the third quarter in connection with the execution of the letter of intent with Rio Tinto.



                                      INDEX



                                Table of Contents



SIGNATURES
EXHIBIT INDEX
99.1 Material Change Report dated November 10, 2004 including press release dated November 9, 2004.
99.2 Material Agreement - Kinross Gold Corporation and RTZ Tinto dated November 9, 2004.
99.3 Material Change Report dated November 15, 2004 including press release dated November 15, 2004.


This Current Report on Form 6-K, dated November 18, 2004 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form F-10 (Registration No. 333-102660), filed on January 22, 2003, as amended on January 29, 2003.

                                                                          Page 3
                                   SIGNATURES


        Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               KINROSS GOLD CORPORATION


                                               Signed:/Shelley M. Riley
                                                      -----------------
                                                      Corporate Secretary


November 18, 2004